Orbis
Grupa Hotelowa

Warsaw, 2006-06-08

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 13/2006.
Best regards

Krzysztof Gerula

I Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Current Report no 13/2006

In connection with Principle No 18 of Corporate Governance, the "Orbis" S.A. Management Board hereby discloses to the public the content of the Resolution adopted by "Orbis" S.A. Supervisory Board concerning evaluation of the corporate standing of "Orbis" S.A. along with an attachment thereto.

Resolution No 61/VI/2006
of the „Orbis" S.A. Supervisory Board
dated June 7, 2006,

concerning evaluation of corporate standing of „Orbis" S.A.

Pursuant to § 10 item 4 of „Orbis" S.A. Supervisory Board By-Laws, in connection with principle No 18 of the Corporate Governance, it is hereby resolved as follows:

§ 1

1. The Supervisory Board of „Orbis" S.A. has evaluated the corporate standing of the Company, particularly as regards its financial standing and development prospects, and submits this evaluation to the Annual General Meeting of Shareholders.
2. The evaluation referred to in item 1 forms an Appendix hereto.

§ 2

The Management Board of „Orbis" S.A. is bound hereby to ensure that all the shareholders have the opportunity to familiarize themselves with the Evaluation of the corporate standing of the Company, by way of disclosing this resolution together with the Appendix to the public in a current report and to make this Evaluation available along with other documents issued to shareholders not later than 15 days prior to the Annual General Meeting of Shareholders of the Company.

Appendix to Resolution No 61/VI/2006
of "Orbis" S.A. Supervisory Board
dated June 7, 2006.

Concise evaluation of the corporate standing of "ORBIS" S.A. in 2005,

presented to the General Meeting of Shareholders.

The Company's corporate standing should be considered stable. The improvement, prevailing since 2003, of external factors contributory to the growth in revenues and performance of enterprises in the tourist and hotel industry, combined with the adopted strategy of the Company as well as undertaken restructuring measures, provide solid foundations for the Company's development.

1. Key results.

Orbis S.A. performance in 2005 confirms good corporate standing of the Company. This is reflected in the growth in the following figures and ratios:

- RevPAR - by 2.1%, accompanied by a rise in occupancy rate by 3.2 % points,
- EBITDA – by 43.0%,
- Operating profit – two-fold growth,
- Net profit – by 98.6%
- Net Return on Sales – by 7.2 % points,
- Return on Equity /ROE/ - by 2.51% points,
- Return on Assets /ROA/ - by 1.92% point.

Moreover, the growth in the ratio of the gross operating profit to total operating income by 0.4% point, up to 33.5%, proves the improvement of hotels' operating efficiency. This growth been achieved, among others, thanks to effective selling activities, rise in the share of business clients in the number of rooms sold accompanied by an increase in the number of tourists' arrivals in Poland (by 6.4% in 2005 as compared to 2004), taken restructuring measures, reduction of employment, centralization of purchases. In 2005, the average employment in the Company declined by 7.9% and, therefore, the employment per room ratio went down from 0.47 to 0.44. The ratio of payroll&related expenses to the hotels' operating income stood at 29.5% and was by 0.4% point lower than in 2004. The ratio of payroll&related expenses to the operating income of hotels that pursued their business activities throughout the year 2005 (6 hotels were closed down in 2005[1]) equaled 28.6% and was by 0.9% lower than in 2004. EBIT, i.e. operating profit before revaluation of non-financial fixed assets increased 8-fold in 2005 as compared to 2004.

[1] On July 1, 2005 the Europejski Hotel ceased to operate within Orbis S.A., as from October 31 the following 4 Branches were liquidated: Solec, Wanda, Tranzyt and Reda. The Tranzyt and Reda hotels will be rendered operational after the completion of modernization works connected with their conversion to Etap-branded hotels, a new Etap will be constructed in the neighborhood of the former Wanda hotel, on the plot of land owned by Orbis S.A.. A new Etap will be erected on the site of the demolished Solec hotel. In connection with the modernization works, since November 2005 the Grand hotel in Sopot has been rendered inoperational – it will join the Group as the upper-scale luxury Sofitel after the works come to an end.

Table 1 Income statement of Orbis S.A.

in PLN thousand	2005	2004	% change
Net sales of services, products, merchandise and raw materials	574 650	578 092	-0,6%
% share in total revenues	**89,54%**	**92,27%**	**-2,7%**
Cost of goods sold	-432 645	-436 911	-1,0%
Selling and marketing costs	-41 152	-39 549	4,1%
Administrative expenses	-93 698	-88 831	5,5%
of which:			
-depreciation & amortization	-100 733	-99 801	0,9%
- staff costs	-199 007	-203 913	-2,4%
- outsourced services	-120 590	-116 718	3,3%
% share in total costs	**93,11%**	**90,67%**	**2,4%**
Other operating income	66 058	46 492	42,1%
Other operating expenses	-23 223	-53 702	-56,8%
EBITDA	**150 723**	**105 392**	**43,0%**
Operating profit - EBIT	**49 990**	**5 591**	**794,1%**
Revaluation of non-financial non-current assets	**67 429**	**46 282**	**45,7%**
Gain (loss) on sale of subsidiaries, affiliates and associated companies		20	-100,0%
Other finance income	1 087	1 909	-43,1%
Finance costs	-18 755	-4 454	321,1%
Profit (loss) before tax	**99 751**	**49 348**	**102,1%**
Income tax	-17 819	-8 090	120,3%
Loss from discontinued operations			
Net profit (loss)	**81 932**	**41 258**	**98,6%**
EBIT margin (EBIT/Revenues)	8,7%	1,0%	7,7%
EBITDA margin (EBITDA/Revenues)	26,2%	18,2%	8,0%

2. Selected results and phenomena that call for monitoring.

- Liabilities and provisions for liabilities went down in 2005 to PLN 510,404 thousand, i.e. by 5.7% against 2004.
- Debt to equity ratio fell to 24.1% as a result of a decrease in liabilities.
- Inventory turnover ratio decreased by 1.6 days.
- Cash debt coverage ratio grew by 0.10 point.
- Debtor collection period went slightly down from 10.08 days to 9.87 days, in the setting of a rise in creditor collection period from 19.63 days to 25.05 days.

3. Long-term solutions.

In March 2005, the new "Strategy of the Company Related to the Development of Hotel Activities and Investments" for 2005-2009 was announced. The basic guidelines of the strategy include the development of hotel activities by way of creating a network of economy hotels, i.e. Etap Hotels, in Poland, the opening of successive Ibis hotels and further modernization of existing hotels. The listed guidelines invariably form the foundations of the strategy and the basis for the updated program of development for the years 2006-2010 that, together with a projection of selected financial categories for these years, was announced in May 2006.

In 2006-2010, ORBIS will appropriate a total of PLN 863 million for the implementation of the Strategy. In effect, by the end of 2010, there will be 33 new hotels with over 3.6 thousand rooms in the ORBIS Hotel Group, i.e. a total of 83 hotels with 13.6 thousand rooms. The number of economy hotels will go up from the present 9 to 44. Preparatory works for the implementation of numerous projects were commenced as early as in 2005 and are currently being continued.

The investments program is accompanied by the program of the Company's reorganization that is also underway. The main task, carried out in 2005 within the framework of the "Orbis – the 21st Century Organization" project involved the restructuring of the Head Office. Also, restructuring actions were taken in hotels, aimed at the establishment of regions. Ultimately, the sales, administration&accounting, HR&payroll and technical services will be concentrated within the regions.

Marketing activities are effective in strengthening the position of Orbis on the market. Such events as the 85th anniversary of the Company's existence, introduction of a new logotype and the Company's Visual Identification System were used for the purposes of marketing communication in 2005.

4. Demand for the services of the Polish hotel market in 2005.

In 2005, 64.4 million arrivals of foreigners (by 4.1% more than in 2004), including approx. 15.2 million arrivals of tourists (growth by 6.4%) were reported.

The highest growth was reported in the number of arrivals from Germany (9%) accounting for almost 58% of all arrivals. The rise in the number of arrivals from other EU 15 member states with the exception of Germany stood at 12.6%. Also, a considerable development of incoming traffic was observed (growth by 27.6%) from main overseas countries: USA, Australia, Japan, South Korea and Canada. A significant rise (by over 20%) was reported in the number of arrivals from: Malta, Ireland, Cyprus, Great Britain, Spain, the Netherlands, Turkey, Croatia and Israel; and a less substantial increase (by10%-20%) from: Romania, Ukraine, Hungary, Bulgaria, Greece, France, Moldavia and Italy.

In 2005, the number of rooms sold by Orbis S.A. rose by 4.4% (73.5 thousand rooms more than in 2004). In 2005, the number of rooms sold to Polish tourists in Orbis hotels went up (by 4.2%) and so did the number of rooms sold to foreign tourists (by 4.6%).

Favorable tendencies observed in 2005 are mirrored in the continued increase in the number of arrivals of tourists in Poland in the 1st quarter of 2006 (by 3% against the 1st quarter of 2005) and a dynamic growth in the Revenue per Available Room (RevPAR) in Orbis S.A. hotels (by 14.6%). This augurs well for the Company's performance and development in the future.

5. The domestic long-term rating

The domestic long-term rating of the Company (as at February 15, 2005) has been fixed at "BBB+ (Pol)" (triple B with a plus), with a remark that the rating perspective is stable.

Taking the above facts into account, and considering especially the updated Strategy of the Company and safe financial standing, the Supervisory Board favorably evaluates the prospects for the Company's development.

Chairman of the Supervisory Board
Clause Moscheni
/s/ handwritten illegible signature